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        [LETTERHEAD OF WILSON SONSINI GOODRICH & ROSATI APPEARS HERE]

                               August 7, 1997

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Attention: Charles A. Sjoquist
Washington, DC 20549

        RE:  QUICKLOGIC CORPORATION
             REGISTRATION STATEMENT ON FORM 8-A

Dear Mr. Sjoquist:

        On behalf of QuickLogic Corporation (the "Company"), we hereby request that the Securities and Exchange Commission (the "Commission") take appropriate action to withdraw the Company's Registration Statement on Form 8-A filed electronically on June 9, 1997. We currently anticipate that the Company will re-file a Registration Statement on Form 8-A in early September of this year.

        Please direct any questions or comments regarding this request to Paul
R. Tobias or the undersigned of this office.

                                        Very truly yours,

                                        WILSON SONSINI GOODRICH & ROSATI
                                        Professional Corporation

                                        /s/ Mark M. Liu
                                        ---------------------------------
                                        Mark M. Liu